

Mail Stop 4628

May 22, 2017

Taylor L. Reid
Chief Executive Officer
Oasis Midstream Partners LP
1001 Fannin Street, Suite 1500
Houston, TX 77002

> **Re:** **Oasis Midstream Partners LP**
> **Registration Statement on Form S-1**
> **Filed May 12, 2017**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 17, 2017**
> **File No. 333-217976**

Dear Mr. Reid:

We have reviewed your registration statements and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 4, 2017 letter.

General

1. We received your confidential treatment application with regard to certain portions of information in exhibits filed with Amendment No. 1. Please note that we will provide any comments related to the confidential treatment application under separate cover.

2. We note that the Crude Transportation Agreement filed as Exhibit 10.8 includes minimum volume commitments and shortfall payments. Please revise your disclosure to discuss the percentage of your pro forma historical and forecasted revenues supported by minimum volume commitments and payments under this commercial agreement or tell us why you do not believe such information is material.

Summary, page 1

Our Assets, page 3

3.   We note the revised disclosure in response to prior comment 10 and the inclusion of forecasted operating income for the twelve-month period ending June 30, 2018 of $117.8 million on pages 6 and 135. Similar to your revised disclosure on page 86, please clarify that this forecasted operating income does not include the $2.5 million of estimated annual general and administrative expenses you expect to incur as a result of becoming a publicly traded partnership.

Risk Factors, page 24

Risks Inherent in an Investment in Us, page 53

Our general partner may elect to convert the Partnership to a corporation, page 56

4.   Your disclosure here and at page 188 indicates that your general partner may elect, without unitholder approval, to cause common units held by unitholders other than the general partner and its affiliates to be converted into or exchanged for interests in a newly formed entity taxable as a corporation or an entity taxable at the entity level for U.S. federal (or applicable state and local) income tax purposes. Please confirm that you will register such conversion unless an exemption from registration is available. See Securities Act Section 2(a)(3).

Unaudited Pro Forma Condensed Financial Statements, page F-2

Basis of Presentation, Other Transactions and the Offering, page F-7

5.   Expand your disclosures here to address the nature of your controlling interest that supports the consolidation of your 10% and 35% interest in Bobcat DevCo and Beartooth DevCo, respectively, as required by FASB ASC 810-10-50-1. In your response, please also supplementally tell us how you considered the guidance in FASB ASC 810-10-15-10(a)(1)(iv) and FASB ASC 810-10-25-2 through 25-14 to support your consolidation policy.

Closing Comments

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Shannon Buskirk, Staff Accountant, at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Parhaum J. Hamidi, Attorney-Adviser, at (202) 551-3421 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources